					Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					March 31,

	2002	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest	$45,464	$47,464	$44,637	$43,707	$51,216	$49,606
Interest applicable to rentals	1,916	1,880	1,162	771	1,427	1,581

Total fixed charges, as defined	47,380	49,344	45,799	44,478	52,643	51,187

Preferred dividends, as defined (a)	4,490	5,099	5,067	5,129	4,373	4,761

Combined fixed charges and preferred dividends, as defined	$51,870	$54,443	$50,866	$49,607	$57,016	$55,948

Earnings as defined:

Net Income	$52,408	$67,058	$73,497	$62,103	$52,285	$54,397
Add:
Provision for income taxes:
Total income taxes	17,846	34,431	37,040	33,952	28,567	31,544
Fixed charges as above	47,380	49,344	45,799	44,478	52,643	51,187

Total earnings, as defined	$117,634	$150,833	$156,336	$140,533	$133,495	$137,128

Ratio of earnings to fixed charges, as defined	2.48	3.06	3.41	3.16	2.54	2.68

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.27	2.77	3.07	2.83	2.34	2.45

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.